EXHIBIT 99.1

Adecco appoints new worldwide President of Lee Hecht Harrison Career Services Division

CHESEREX, SWITZERLAND - January 25, 2005.

Adecco SA, the world's largest human resources solutions provider, announced today the appointment of Dr. Ekkehard Kuppel (42) as President of the Career Services Division. Career Services is the third division of the group besides Adecco (General staffing) and Ajilon (Specialist staffing).

"Ekkehard will lead our continuous expansion into HR consulting, career transitioning, and restructuring services," said Jerome Caille, CEO of Adecco Group. "His outstanding track record as a management consultant, entrepreneur, and multinational senior executive makes him an ideal addition to our Senior Management Team".

Ekkehard, who has already been working with Adecco over the past months as a project director leading the acquisition of Altedia Group, will have worldwide responsibilities over Adecco's Career Services division, including overseeing Lee Hecht Harrison and Altedia's operations.

Before joining Adecco, Ekkehard Kuppel was serving as the Managing Director of Jacobs AG, the Swiss-based investment firm. "Already when representing one of Adecco's shareholders I was strongly advocating growth initiatives in the high margin consulting area," Ekkehard explains, "we see significant growth opportunities in a radically changing European labor environment". Prior to Jacobs AG, he was CEO of 20 Minutes Holding, successfully establishing its innovative free newspaper across Europe. Before that, he spent nine years at McKinsey & Company, serving as a Partner in the South American offices. As an entrepreneur, he co-founded Eki Discount, a 145-store retail chain in Buenos Aires, Argentina.

Ekkehard holds a Doctorate degree in Economics from the University of St. Gallen (Switzerland), a Post Graduate degree (Diplome d'etudes approfondies) in International Marketing from the Paris Dauphine University (France), and an engineering degree from the University of Karlsruhe (Germany).

Ekkehard has work and life experience in Germany, Spain, France, Switzerland, Argentina, Brazil, and Chile. He is married and has two daughters.

About Adecco Adecco is a global provider of HR Solutions. Adecco network connects 700,000 associates with business clients through its network of 30,000 employees and more than 6,000 offices in 72 territories around the world. Registered in Switzerland, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates. Adecco comprises three divisions, Adecco Staffing, Ajilon Professional and Lee Hecht Harrison Career Services. Adecco Staffing focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications. Ajilon Professional offers a range of specialised branded businesses and LHH Career Services encompasses a portfolio of outplacement and consulting services. Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

For further information please contact:

Simon Brocklebank-Fowler/Kate Martens
Cubitt Consulting
Tel: +44 207 367 5100
Mobile: +44 7802 613 721
E-mail: simon.brocklebank-fowler@cubitt.com

Susanne Mueller-Zantop
Adecco Group Chief Marketing and Communications Officer
Tel: +41 1 878 8808
E-mail: press.office@Adecco.com